EXHIBIT 99.2

MassMutual Corporate Investors

Certificate

I, Jason M. Pratt, Associate Secretary of MassMutual Corporate Investors (the “Trust”), hereby certify that the following resolutions were duly adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust, on November 14, 2007 and remain in full force and effect.

RESOLVED, that American International Group and its affiliated companies carrying its group financial rating ("AIG") be and they hereby are approved for the bonding of officers and employees of the Trust as required by law, including a requirement for a 60-day notice of any cancellation, termination or modification; that all officers and employees of the Trust or of its investment adviser having access to the securities of the Trust be bonded under a "Registered Management Investment Company Bond" jointly with MassMutual Participation Investors (“MMPI”), the bond to be in the total amount of $1,350,000, to indemnify the Trust against larceny and embezzlement, which the Trustees, including a majority of those not "interested persons" (as defined by the Investment Company Act of 1940) hereby, in light of the value and nature of the assets, the persons having access thereto and the custody arrangements therefore, find to be reasonable;

FURTHER RESOLVED, that the payment by the Trust of its pro-rated portion of $4,344 of the total 12-month premium of $7,386 for coverage commencing November 4, 2007 and ending November 4, 2008, is found to be reasonable and officers authorized to make disbursements are directed to pay the pro-rated premium;

FURTHER RESOLVED, that the Chairman, the President, a Vice President, the Chief Financial Officer, the Treasurer or the Secretary be and they each hereby are authorized to enter into an agreement with the other insured providing that in the event recovery is received under the bond as a result of a loss sustained by this Trust along with MMPI, that the Trust shall receive an equitable share of the recovery and at least equal to the amount it would have received under an individual bond for the minimum required coverage of $750,000; and

FURTHER RESOLVED, that the Secretary be and he hereby is authorized to file a copy of this resolution and the bond or any other papers pertaining thereto with the SEC, to file all notices of claims and settlements under the bond as required by law and regulations of the SEC and to make such other filings and give such other notices as required by Rule 17g-1(g).

IN WITNESS WHEREOF, I have hereunto set my hand and the common seal of the Trust this 28th day of July, 2008.

[SEAL]

/s/ Jason M. Pratt
Jason M. Pratt
Associate Secretary